CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 3, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:        First Trust Exchange-Traded Fund VIII (the "Trust")
                          File Nos. 811-23147 and 333-210186
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Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on September 23, 2016, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on September 16, 2016 (the "Registration Statement"). The Registration Statement relates to the First Trust CEF Income Opportunity ETF and First Trust Municipal CEF Income Opportunity ETF (each a "Fund" and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      First Trust CEF Income Opportunity ETF
      --------------------------------------

COMMENT 1 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure to indicate that high yield securities are also known as "junk bonds."

RESPONSE TO COMMENT 1

      The disclosure has been revised in accordance with this comment.


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Karen Rossotto
October 3, 2016
Page 2



COMMENT 2 - PRINCIPAL RISKS

      Please consider whether "Investment Restriction Risk" is a risk to the Fund itself rather than to the underlying funds in which it invests ("Underlying Funds").

RESPONSE TO COMMENT 2

      In accordance with this comment, the disclosure has been revised to reflect that "Investment Restriction Risk" is a risk to the Fund itself rather than the Underlying Funds.

COMMENT 3 - PRINCIPAL RISKS

      Please provide disclosure about the risks associated with an Underlying Fund's investment in commodities and convertible securities.

RESPONSE TO COMMENT 3

      In accordance with this comment, the disclosure has been revised to include the following two risks:

            COMMODITY RISK. The Underlying Funds may invest in instruments that give them exposure to commodities. The value of commodities and commodity-linked derivative instruments typically is based upon the price movements of a physical commodity or an economic variable linked to such price movements. Therefore, the value of commodities and commodity- linked derivative instruments may be affected by, for example, changes in overall economic conditions, changes in interest rates, or factors affecting a particular commodity or industry, such as production, supply, demand, drought, floods, weather, political, economic and regulatory developments. The prices of commodities and commodity-related derivative investments may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes, such as stocks, bonds and cash. An active trading market may not exist for certain commodities. This may impair the ability of the Subsidiary to sell its portfolio holdings quickly or for full value. Each of these factors and events could have a significant negative impact on an Underlying Fund.

Karen Rossotto
October 3, 2016
Page 3



            CONVERTIBLE SECURITIES RISK. The Underlying Funds may invest in convertible securities. Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain additional risks. If a convertible security held by an Underlying Fund is called for redemption or conversion, the Underlying Fund could be required to tender it for redemption, convert it into the underlying equity security or sell it to a third party, which may have an adverse effect on the Underlying Fund's ability to achieve its investment objective. The market values of convertible securities tend to decline as interest rates increase. However, a convertible security's market value also tends to reflect the market price of the equity security of the issuing company, particularly when the price of the equity security is greater than the convertible security's conversion price (i.e., the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying equity security). Convertible securities are also exposed to the risk that an issuer is unable to meet its obligation to make dividend or principal payments when due as a result of changing financial or market conditions. Convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar credit quality because of their potential for capital appreciation. Moreover, there can be no assurance that convertible securities will provide current income prior to conversion because the issuers of the convertible securities may default on their obligations.

COMMENT 4 - PRINCIPAL RISKS

      Please consider whether "ETF Risk" is relevant in light of the Fund's principal investment strategies.

RESPONSE TO COMMENT 4

      In accordance with this comment, "ETF Risk" has been removed.


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Karen Rossotto
October 3, 2016
Page 4



COMMENT 5 - FUND INVESTMENTS

      Please revise either "Principal Investment Strategies" or Principal Risks" to include the disclosure contained in "Principal Investments-Investment Companies" describing the possibility that an investment in investment companies will cause the Fund to incur duplicative expenses.

RESPONSE TO COMMENT 5

      The Fund respectfully takes the position that the following language contained in "Closed-End Fund Risk" addresses the Staff's comment:

            To the extent the Fund invests in Closed-End Funds, it will indirectly bear its proportionate share of any fees and expenses payable directly by the Closed-End Fund Therefore, the Fund would incur higher expenses, which may be duplicative, than if the Fund did not invest in Closed-End Funds.

COMMENT 6 - FUND INVESTMENTS

      In light of the Fund's principal investment strategies, please consider whether "Investment Companies" should be revised to exclude descriptions of exchange-traded funds generally and inverse exchange-traded funds specifically.

RESPONSE TO COMMENT 6

      The disclosure has been revised in accordance with this comment to remove references to ETFs because this Fund will not invest in ETFs.


      First Trust Municipal CEF Income Opportunity ETF
      ------------------------------------------------

COMMENT 7 - PRINCIPAL RISKS

      Please consider whether "ETF Risk" and "Investment Restriction Risk" are risks to the Fund itself rather than to the Underlying Funds.

Karen Rossotto
October 3, 2016
Page 5



RESPONSE TO COMMENT 7

      In accordance with this comment, the disclosure has been revised to reflect that "ETF Risk" and "Investment Restriction Risk" are risks to the Fund itself rather than the Underlying Funds.

COMMENT 8 - PRINCIPAL RISKS

      Please revise "Market Maker Risk" to include the more robust disclosure that is included in First Trust CEF Income Opportunity ETF.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 - FUND INVESTMENTS

      Please revise the disclosure to clarify that the Fund's investments in inverse exchange- traded funds constitute a non-principal investment of the Fund.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - STATEMENT OF ADDITIONAL INFORMATION - BOTH FUNDS

      Fundamental investment policy number seven relating to concentration limits provides that the limit does not apply to the Funds' investment in other investment companies. However, please explain how the policy applies to the investments of the Underlying Funds.

RESPONSE TO COMMENT 10

      To the extent possible, the Funds will "look-through" to the assets of the Underlying Funds for purposes of this policy.


                                     * * *


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Karen Rossotto
October 3, 2016
Page 6



TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren